June 25, 2009
Filed pursuant to Rule 433
Registration Statement No. 333-160214
8.500% SENIOR NOTES DUE 2019

Issuer:	Jefferies Group, Inc.

Issue:	Senior Notes due 2019

Security Type:	Senior Unsecured Fixed Rate Notes

Anticipated Ratings (Moodys/S&P/Fitch):	Baa2(Neg Outlook)/BBB(Neg Outlook)/BBB(Neg Outlook)

Principal Amount:	$400,000,000

Trade Date:	June 25, 2009

Settlement Date:	June 30, 2009 (T + 3)

Final Maturity:	July 15, 2019

Interest Payment Dates:	Semi-annually on 15th January and 15th July, commencing on 15th January 2010

Benchmark Treasury:	3.125% UST due 5/19

Spread to Benchmark:	T + 512.5 basis points

Treasury Strike:	3.538%

Yield to Maturity:	8.663%

Coupon:	8.500%

Public Offering Price:	98.914% of principal amount

Underwriting Discount:	0.450%

Proceeds, Before Expenses:	$393,856,000

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 50 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	472319AF9

ISIN:	US472319AF91

Book-Running Managers:	Jefferies & Company, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
Banc of America Securities LLC
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.